Exhibit 99.1
PRESS STATEMENT

Ashok Vemuri, Member of the Board, Head of Americas and Global Head of Manufacturing & Engineering services, Infosys resigns; Sanjay Jalona to take over as Global Head of Manufacturing

Bangalore, August 28, 2013: Ashok Vemuri, Member of the Board, has decided to leave Infosys. Ashok has been an integral part of the Infosys journey over the last fifteen years. He has played a significant role in building the company’s market leadership in the Financial Services and Manufacturing verticals and in North America. We would like to thank him for his significant contributions to Infosys in different leadership roles during his career and wish him the very best. The transition plan is in place. Sanjay Jalona, currently the Regional Head for Manufacturing in North America, will take over as the Global Head of Manufacturing, Infosys.

About Infosys

Infosys is a global leader in consulting, technology and outsourcing solutions. As a proven partner focused on building tomorrow's enterprise, Infosys enables clients in more than 30 countries to outperform the competition and stay ahead of the innovation curve. With $7.4B in annual revenues and 155,000+ employees, Infosys provides enterprises with strategic insights on what lies ahead. We help enterprises transform and thrive in a changing world through strategic consulting, operational leadership and the co-creation of breakthrough solutions, including those in mobility, sustainability, big data and cloud computing.

Visit www.infosys.com to see how Infosys (NYSE: INFY) is Building Tomorrow's Enterprise® today.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2013 and on Form 6-K for the quarter  ended June 30, 2013. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

For further information, please contact:

Sukanya Ghosh
Infosys
Sukanya_ghosh02@infosys.com
+91 7829915577